Exhibit 12.1

ASSURED GUARANTY LTD.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions of U.S. dollars except for ratio amounts)

	2006	2007	2008	2009	2010	Three Months Ended March 31, 2011
Income (loss) before income taxes	$190.0	$(463.0)	$112.3	$132.9	$635.5	$192.1
Fixed charges	14.8	24.7	25.2	66.3	103.4	25.7
Income (loss) as adjusted	204.8	(438.3)	137.5	199.2	738.9	217.8
Fixed charges:
Interest expensed	13.8	23.5	23.3	62.8	99.6	24.8
Portion of rents representative of the interest factor (all premises)				3.5	3.8	0.9
Portion of rents representative of the interest factor (1251 Ave of Am)			0.7
Portion of rents representative of the interest factor (1325 Ave of Am)	1.0	1.2	1.2
Total fixed charges	14.8	24.7	25.2	66.3	103.4	25.7
Ratio of earnings to fixed charges	13.84	(17.74)	5.46	3.00	7.15	8.47